2003 Summary Annual Report

Washington Mutual

Five-Year Highlights

Dollars in millions, except per share amounts	2003	[illegible]	[illegible]	[illegible]	[illegible]
For the Year					
Net interest income	$ 7,629	$ 8,129	$ 6,492	$ 3,962	$ 4,127
Net income[1]	3,880	3,861	3,104	1,871	1,817
Net income per common share (diluted)[1,2,3]	4.21	4.02	3.58	2.32	2.11
Dividends declared per common share[2]	1.40	1.06	0.90	0.76	0.65
Return on average assets[1,3]	1.37%	1.42%	1.38%	1.00%	1.04%
Return on average common stockholders' equity[1,3]	18.85	19.34	23.51	20.87	19.66
Net interest margin	3.11	3.41	3.19	2.23	2.48
At Year End					
Total assets[1]	$275,178	$268,225	$242,468	$194,688	$186,514
Loans held for sale	20,343	38,782	27,574	3,404	794
Loans held in portfolio	175,644	143,869	126,396	113,898	110,684
Total deposits	153,181	155,516	106,946	79,384	80,940
Stockholders' equity[1]	19,742	20,061	14,025	10,138	9,053
Book value per common share[1,2,4]	22.56	21.66	16.40	12.80	10.78
Stockholders' equity to total assets[1]	7.17%	7.48%	5.78%	5.21%	4.85%
Nonperforming assets as a percentage of total assets[5]	0.70	0.93	0.88	0.94	0.49

1 Restated for certain adjustments to bank-owned life insurance policies in 2002, 2001 and 2000
2 Restated for all stock splits
3 Includes income from continuing and discontinued operations
4 Excludes 6 million shares at December 31, 2003 and 18 million shares for all prior periods, held in escrow
5 Nonperforming assets excludes nonaccrual loans held for sale



$275.2
03



$3,880
03



$4.21
03



$1.40
03

To Our Shareholders

The end of 2003 brought to a close another successful year for Washington Mutual. Throughout the year, we continued to profitably expand our key businesses nationally and enhance the value of our leading franchise. In addition to reporting record earnings of $3.9 billion, or $4.21 per diluted share, up 5 percent from 2002, we achieved double-digit growth in consumer and mortgage lending, checking accounts, depositor and other retail banking fees and multi-family lending — all primary drivers of our business. And we continued to see marked improvement in our credit position as the year progressed. Consistent with our growth strategy, we opened 260 new retail banking stores and built strong competitive positions in a number of the nation's top metropolitan markets, including our newest market — Chicago.

While 2003 was a solid year for our company, rising interest rates and a significant slowdown in the mortgage market in the second half of the year placed pressure on our operations and hampered our progress toward our five-year financial targets. While these longer-term targets are intended to reflect our financial performance over the entire business cycle, we are not satisfied with our 2003 results. I am proud to say that our management team is meeting this challenge head on.

For the better part of a decade, we have focused on building scale and leading national positions in retail banking, mortgage lending and select commercial lending businesses through the combination of strong internal growth and acquisitions. This focus was both appropriate and very successful, as evidenced by the fact that Washington Mutual is today recognized as one of America's most profitable companies, a top employer and a leader in giving back to its communities — something of which we can all be proud.

Since late 1996, when we first began our major expansion outside the Northwest, Washington Mutual has become one of the nation's leading mortgage lenders and we have grown our retail banking store network from 412 stores on the West Coast to over 1,700 across the country. We've further built a leading multi-family lending business and increased total loan volume from $35.3 billion in 1997 to a record $432.2 billion in 2003. The hard work and dedication of our management team and employees paid off as today Washington Mutual is recognized as one of the nation's leading retailers of financial services. We've come a long way, fast.

While our efforts over the past decade focused on building our franchise, our future results and success are centered around maximizing the full power of what we have built. In September, we announced a major organizational realignment to center the company around two broad customer sets: consumers and commercial clients. This new alignment will serve to create a more highly integrated and unified retailing strategy to maximize household growth and multiple product relationships with customers throughout the United States; to improve service levels by delivering a superior customer experience across all delivery channels; and to streamline and simplify operations, driving efficiencies and operational excellence throughout the company.

As part of our efforts to streamline our operations and position the company for even greater success in the future, we are committed to identifying and eliminating $1 billion in annualized noninterest expense by the second quarter of 2005. At the same time, we will continue to grow with plans for opening 250 new retail banking stores each year, attracting one million net new retail checking accounts annually and maintaining leadership positions in our key lending areas. Collectively, we expect our cost management efforts and growth initiatives to result in an increase of no more than 5 percent in noninterest expense in 2004.

2003 Highlights

Washington Mutual's business model is based on our strategy of driving household growth through our core relationship products of checking accounts and home loans, cross-selling multiple products and services to each household over time, and delivering friendly and efficient service. It is a simple strategy that is supported by a very powerful national brand and rooted in our belief that deepening our relationships with middle-market households and businesses in the United States is an excellent way to generate increasingly stable, high-quality earnings growth over the long term.

As I previously noted, we reported earnings in 2003 of $3.9 billion, or $4.21 per diluted share, up from $4.02 per diluted share in 2002. Reflecting this strong financial performance and continued solid operating fundamentals, our Board of Directors elected to raise the cash dividend on the common stock in each successive quarter during the year, including a one-time 33 percent increase in the third quarter dividend over the previous quarter. This brought the total to 34 consecutive quarters in which the board elected to raise the cash dividend. These steady increases, along with share repurchases, have played an important role in our ability to drive superior total shareholder returns and are reflective of our consistently strong financial performance over the long term.

Other highlights of our 2003 performance provide a good indicator that our business model is working.

- We continued the build-out of new retail banking stores nationally by opening 260 locations.
- Retail checking accounts, on a net basis, increased by over 800,000 during the year.
- Depositor and other retail banking fees were $1.8 billion, up 11 percent over 2002 levels.
- Total deposits, excluding custodial, escrow and wholesale deposits, grew 8 percent year over year to $135.1 billion.
- Record home lending volume of $384.2 billion was up 37 percent from the previous year.
- Strong home equity volume, which was up 94 percent for the year, multi-family lending, which increased 38 percent year over year, and higher adjustable-rate mortgage production helped fuel a 22 percent increase in loans held in portfolio at year end.
- Our proprietary mutual fund family, the WM Group of Funds, increased funds under management to nearly $18 billion, up over 36 percent, year over year.
- The cross-sell ratio among retail banking households with relationships of at least two years improved from 5.28 at the end of December 2002 to 5.59 at the end of 2003.
- Our credit quality remained very solid.

In October we announced an exciting new partnership with Earvin "Magic" Johnson and Johnson Development Corporation (JDC) to increase home ownership in major urban centers

Five-Year Financial Targets

	2003	AVERAGE 2000–2003	TARGET 2000–2004
For the Year			
Return on average common stockholders' equity[1,2]	**18.85%**	20.64%	>20.00
EPS growth[1,2]	**4.73**	18.85	>13.00
Efficiency ratio[1,3,4]	**54.96**	49.39	<45.00
At Year End			
Nonperforming assets to total assets[1,5]	**0.70**		< 1.00
Tangible common equity to total tangible assets[1,6]	**5.26**		> 5.00
Estimated total risk-based capital to risk-weighted assets[7]	**10.94**		>11.00

1 Restated for certain adjustments to bank-owned life insurance policies in 2002, 2001 and 2000
2 Includes income from continuing and discontinued operations
3 Based on continuing operations
4 The efficiency ratio is defined as noninterest expense, excluding amortization of goodwill (applicable to 2001 and 2000), divided by total revenue (net interest income and noninterest income)
5 Nonperforming assets excludes nonaccrual loans held for sale
6 Excludes unrealized net gain/loss on available-for-sale securities and derivatives, goodwill and intangible assets, but includes mortgage servicing rights
7 Estimate of what the total risk-based capital ratio would be if the company was a bank holding company that is subject to Federal Reserve Board capital requirements

across the nation. By year end, Washington Mutual and JDC had opened 12 home loan centers in underserved communities in an effort to help residents build wealth, achieve their financial goals and realize the dream of home ownership.

Demonstrating our continuing commitment to superior customer service, we commissioned J. D. Power and Associates, one of the world's leading researchers in the field of customer satisfaction, to conduct one of the most comprehensive customer service studies in the history of retail banking. With the data that J. D. Power gathered from hundreds of thousands of our customers in 2003, we now have even greater insight into what it takes to drive long-term customer loyalty and relationships for life.

In November 2003 we announced the sale of Washington Mutual Finance Corporation. Acquired in 1997 as part of our acquisition of Great Western Financial Corp., the consumer finance unit's mostly smaller-market geographic focus differed from our corporate strategy of targeting larger urban and suburban markets and the consumer finance business also presented unique risk factors. While the company had performed well for us, we determined that it made more sense to redeploy the capital to grow our core businesses. The transaction closed in early January 2004.

Creating Long-Term Value for Shareholders

Our underlying focus remains on creating long-term value for shareholders. And we are proud of our record. Washington Mutual has delivered a superior total return on a three-, five-, 10- and 20-year basis, consistently outperforming the Standard & Poor's (S&P) 500 and S&P Financials Index. I believe that the longer-term comparative returns are indicative of the consistency, stability and growth in a business, rather than the drivers of stock market performance in any given year. An initial $10,000 investment in our common stock at the time Washington Mutual went

Cumulative value of a $10,000 investment



$585,403
$157,315
$127,867
83
85
87
89
91
93
95
97
99
01
03

Assumes an initial investment of $10,000 at 3/31/83 and reinvestment of dividends through 12/31/03

☐ Washington Mutual ■ S&P 500 ☐ S&P Financials

Source: Standard & Poor's

public in 1983 would have grown to $585,403, including reinvested dividends, by year-end 2003. This compares with a total of only $127,867 and $157,315 had the same investment been made in the S&P 500 and the S&P Financials Index, respectively.

A Culture Committed to Community

Our team is committed to making Washington Mutual a great place to work, and to extending that commitment to making our communities better places to live.

In 2003, we continued to make significant progress toward fulfilling our 10-year, $375 billion lending commitment announced in 2001 in support of low- to moderate-income communities. The Washington Mutual Community Access program, a driving force in achieving this goal, was honored with this year's CRA Community Impact Award. The national award recognizes financial institutions that have been instrumental in developing, implementing or maintaining innovative community development programs that support the Community Reinvestment Act.

Of equal importance is the time and expertise volunteered by our employees. In 2003 our employees volunteered more than 184,000 hours to schools, affordable housing organizations and other community partners. Washington Mutual and our dedicated employees contributed more than $94 million to our communities in the form of grants, sponsorships, volunteer time, in-kind services and equipment.

Focused on the Future

2004 will be a year in which we concentrate on the substantial opportunities to drive efficiencies and productivity within our organization, while continuing to grow our national franchise and position the company for long-term success.

To this end, we are focused on five key areas:

- Leveraging the benefits of our newly realigned organization
- Driving significant efficiencies throughout the company
- Improving operational excellence in all of our businesses
- Further improving our risk management and risk profile
- Continuing to build our national retail franchise

We expect the results of these efforts to position us well for the future and to enhance long-term shareholder value.

We have both a huge opportunity and a big responsibility to position ourselves for success in what is bound to be a more challenging business in the future. I am confident we are prepared to meet the challenges ahead. We will flexibly adapt our business to further our leadership positions for the long term, while keeping our customers at the very center of our focus.

Our new organizational structure, aligned with consumers and commercial clients, is exactly the right model at this time in our company's history. We have a solid retail network in place for the continued growth of our national distribution platform serving middle-market consumers and a growing presence in select commercial businesses. And we will continue to build our national presence with an eye toward strengthening our franchise in urban and suburban markets throughout the country.

It is important to note that while we will always adapt our business processes and structure as we continue to set new standards for our industry, our mission has not and will not change. We will strive to become the leading retailer of financial services for the broad middle market, and the low-cost provider so that we can deliver more value to our customers and shareholders.

Our accomplishments as a company rely on the talent and dedication of the entire WaMu team. I have confidence that together we can realize our fullest potential. I thank all of our employees for their hard work and dedication and you, our shareholders, for your support.
I look forward to all the possibilities that lie ahead.



Sincerely,

Kerry Killinger

Kerry Killinger

In 2003 we made significant progress toward realizing our vision — to be the nation's leading retailer of financial services. Our proven track record and customer-centric business model provide a solid foundation to sustain growth.



Sweeping the nation, one market at a time


Washington Mutual



Hello, Chicago! In 2003 Washington Mutual greeted Chicagoland, a market ready for our brand of retail banking. Having already established a strong market position through our home lending business — we are the number one mortgage lender in Chicago and the state of Illinois — Washington Mutual announced that it would be opening up to 70 new retail banking stores in Chicago in 2003. And while some were expressing skepticism that we could accomplish our goal, we actually opened 90 new retail banking stores in the Chicago area by the end of the year.

And to celebrate our entrance into the Windy City's retail banking market and demonstrate our commitment to our communities, we hosted Teacherpalooza—a free outdoor barbecue and music festival at Grant Park celebrating the talent and commitment of Chicagoland teachers.

One Saturday in October, more than 30,000 teachers, family members, friends and supportive Chicagoans were on hand for the celebration, featuring live performances by Tim McGraw & The Dancehall Doctors, Michelle Branch, Los Hombres Calientes featuring Bill Summers & Irvin Mayfield, and American Idol finalist Trenyce. The event also featured a Spotlight on Teachers™ competition, a talent contest where public-school educators showcase their musical talents and have an opportunity to raise funds for their schools. We were proud to give Chicago teachers the recognition and support they so richly deserve while building relationships with potential customers.


Top 50 Metropolitan Market Coverage
Signature market (retail banking and home lending)
Home lending only

* Tampa opening in 2004

Bringing our retail banking presence to major cities across the country continues to solidify Washington Mutual as one of the nation's leading retailers of financial services.

Our strategy is to trailblaze into the country's top metropolitan markets with our national presence and industry-leading brand awareness in home lending and then overlay our innovative retail banking platform in one or two new markets a year, until we have established a full retail banking presence in most of the top 50 metropolitan markets across the country. These urban and suburban markets, which offer the prospect of long-term growth in both employment and housing, are also communities where consumers have expressed high dissatisfaction with major commercial banks. Our experience has shown us that these markets provide an excellent opportunity for Washington Mutual.

> "In one day, Washington Mutual will go from being a name associated with mortgages in the Chicago area to being a significant player in local banking. As recently as last week some local bankers quietly were expressing doubt that it would meet its goal of 70 locations before 2004."
>
> —Chicago Tribune
> June 13, 2003

In fact, this strategy has already proven to be very successful in extending our presence in our long-standing markets, such as Seattle, San Francisco and Los Angeles, while expanding into some of America's largest cities such as New York, Chicago and Atlanta. We currently offer our "WaMu signature" of services — where we have both mortgage and retail banking operations — in 28 of the nation's top 50 metropolitan markets and maintain relationships with at least 30 percent of consumer households in 12 of those markets. We have set our sights on Tampa–St. Petersburg, Florida for 2004.

We will continue to pursue growth because we truly have something of value to offer — something unique in our industry that we want to bring to as many consumers as we can: a combination of great value and friendly, efficient service for everyone.



An organization centered on customers





At Washington Mutual we listen to our customers both on a day-to-day basis in our stores and by conducting extensive research. They tell us that they value what Washington Mutual offers — good value, friendly and efficient service and a broad line of products, a national delivery platform and a strong consumer-oriented brand.

Customers tell us they are tired of being nickel-and-dimed by their banks. Washington Mutual offers an entire package of customer-driven products and services including Free Checking — no monthly fees, no direct-deposit requirement, no teller fees, no fees for debit transactions and, perhaps most significantly, surcharge-free ATMs.

And consumers are responding to what we have to offer. We hold leading market share positions in overall brand awareness and in the key relationship products of checking accounts and home loans, and we are also among the top debit card issuers and a national leader in home equity lending. Likewise, our proprietary mutual fund family, the WM Group of Funds, is among the top-performing diversified fund families in the nation.

With a focus on customer service, our approach to retail banking is aimed at consumers who have been methodically pushed out the doors of the big commercial banks and forced to use the Internet, a phone or an ATM to do their banking, or incur a charge. Our unique, award-winning retail banking stores offer an alternative that welcomes customers and invites them to spend time in the bank's friendly environment. This approach also provides our sales team with additional opportunities to sell our entire array of products and services.


Now Open

A household word in more than 12 million homes — and counting


★ 260 Retail Banking Stores
Opened in 2003

In 2000, Washington Mutual pioneered a completely new approach to banking by placing the customer experience at the forefront and introducing a banking environment that is warm and inviting — something never seen before in the industry. Since then, the company has successfully opened or remodeled approximately 780 financial centers in our long-standing West Coast markets such as Seattle, San Francisco, and Los Angeles, as well as some of America's largest cities including New York, Chicago, and Atlanta. We opened 260 new stores in 2003 alone and plan to open another approximately 250 in 2004, including at least 30 in our newest market — Tampa–St. Petersburg, Florida. Today, Washington Mutual serves 12.3 million households through our network of over 2,200 retail banking and home loan stores and nearly 3,000 ATMs.

Our banking stores take cues from some of America's top retailers. Specifically, the stores eliminate the high towers, button-down clerks, and impersonal service so often associated with the banking industry. The end result is a retail model that represents a dramatic shift from traditional bank branches in look, feel and service. We have created a retail environment where people want to go, rather than have to go.

Our success has not gone unnoticed. Washington Mutual was recognized in 2003 as the "Best Retail Bank - Americas" in the Lafferty International Retail Banking Awards and noted for trailblazing an innovative brand of retail banking. Washington Mutual's branch concept was also recognized in January 2004 by the Retail Industry Leaders Association as being one of the Top 40 best retail "stores" in the world, and was the only financial institution to make the ranking.


When starting with Free Checking as their initial relationship, our customers on average maintain over $25,000 in deposit, loan and investment balances after five years[1]
$25,629
Home, Home Equity and Consumer Loan Balances
Consumer Deposit and Investment Balances
Initial month
Five years later

Deepening relationships with our customers

1 Includes new households that opened a Free Checking account in March, June, September and December 1998, 1999, 2000, 2001, 2002 and 2003 as their initial relationship product. Relationship balance includes all consumer deposit, investment, home, home equity and consumer loan balances held by the household at the opening and subsequently each year thereafter. Weighted average balances per household. As of 12/31/03.

2 Includes new households that obtained a home loan in March, June, September and December 1998, 1999, 2000, 2001, 2002 and 2003 as their initial relationship product. Relationship balance includes all consumer deposit, investment, home equity and consumer loan balances held by the household at the opening and subsequently each year thereafter. Weighted average balances per household. As of 12/31/03.


When starting with a Home Loan as their initial relationship, our customers on average maintain over $15,000 in deposit, consumer loan and investment balances after five years[2]
$15,156
Home Equity and Consumer Loan Balances
Consumer Deposit and Investment Balances
Initial month
Five years later

While we continued to grow our business in 2003 by entering new markets and attracting new customers, both of which are vitally important to our strategy, we also continued our success in cross-selling multiple products and services to these customers. This is important as our research indicates that 97 percent of customers who have five or more products and services with us tend to remain customers — truly the key to leveraging household profitability. Since 1999 we have increased the cross-sell ratio within retail banking households that have been with us for two or more years from a little over four products to more than five and a half products and services at the end of 2003, representing a 35 percent increase. And we accomplished this during a period of franchise expansion and while significantly growing new households.

While we have a track record of delivering more products and services to our retail banking customers over time, a significant opportunity lies in bringing those same products and services to our large portfolio of single-service mortgage customers. When single-service mortgage customers in our signature markets are included in the retail banking cross-sell ratio, the combined ratio is substantially lower. Our goal over time is to increase the combined ratio to more closely align with what we have achieved in our retail banking segment.

Our new household acquisition efforts will continue to be driven primarily through our lead consumer products of home loans and checking accounts. We find that 70 percent of new households are acquired through these core relationship-based products. And both are effective vehicles for increasing customer deposits and loans over time. We will then work to find new and even more effective ways of increasing the number of products and services with each household we serve.


Washington Mutual
HOME LOANS
JOHNSON
DEVELOPMENT CORPORATION



Partnering with big names to make a bigger impact



In 2003, Washington Mutual embarked on a five-year relationship with Earvin "Magic" Johnson and Johnson Development Corporation (JDC), to open home loan centers throughout the nation's underserved communities in an effort to help people in these neighborhoods build wealth, achieve their financial goals and realize the dream of home ownership.

It is a perfect combination. JDC, a company formed in 1994 by Earvin, serves as a business stimulus to foster local economic growth and create financial empowerment in long-neglected minority urban and suburban neighborhoods. And Washington Mutual is a leader in helping people realize the dream of homeownership.

In fact, for more than 100 years, Washington Mutual has helped to make our neighborhoods better places to live, work and raise families. This groundbreaking commitment to urban America includes affordable lending programs and products that increase accessibility, while furthering the company's expansion into urban areas with new home loan centers.

At year end, we had opened a total of 12 home loan centers in New York City, Atlanta, Chicago, Los Angeles and Washington, D.C.



Committed to the communities we serve





Washington Mutual is committed to making our communities better places to live, learn and work; it's part of our history and part of our culture. And giving back to our communities is important to our employees.

Washington Mutual's charitable giving program is a broad, community-based program with specific emphasis on affordable housing and community development and education. By partnering with local nonprofit organizations and providing employees up to four hours paid time off each month for volunteer activities, we are able to make an even greater impact.

Our communities are the source of our success, and we are grateful. We hope it shows.

Here are some of the ways Washington Mutual and our employees supported our communities in 2003:

Class Acts
More than 4,600 employees, friends and family turned out for our second annual Class Acts initiative supporting K-12 public education. Employees volunteered in a variety of ways, including teaching financial literacy, reading to students, helping with art projects, organizing supply drives or cleaning up school grounds.

CAN! Committed Active Neighbors
In 2003, our employees volunteered 44,000 times, for a total of 184,000 hours doing great work in their communities.

Housing Volunteer Month
More than 4,700 employees, friends and family participated in WaMu's Housing Volunteer Month, a corporate volunteer initiative that helped restore homes and revitalize neighborhoods nationwide. The companywide volunteer effort ranged from large-scale projects in 11 of our major markets to grass-roots projects nationwide.

We are focused on building long-term value through continued growth and increased efficiency and executing on the key initiatives at the core of our business strategy.

As we prepare for the next stage in the company's evolution, our customers are at the center of the organization's focus. This is the type of model that world-class retailers employ and is the key to unlocking even greater value for our franchise and furthering our mission to be America's leading retailer of financial services.

We believe realigning our organization around consumers and commercial clients brings greater focus to achieving three important objectives: maximizing household growth and expanding product relationships with our customers throughout the United States; enhancing the customer experience across all delivery channels; and streamlining our operations to drive greater efficiency and operational excellence throughout the company.

Household growth will continue to be driven primarily by our lead consumer products of home loans and checking accounts. We will then work to find new and even more effective ways of increasing the number of products and services with each household we serve.

We have a terrific opportunity to build upon our strength in customer research, which tells us that people not only expect — but demand — consistency in all their interactions with our company regardless of the channels they use. As such, our management team is focused on delivering an even more seamless and reliable service experience across the enterprise. We expect these efforts to result in improved response times for our customers, and over time, even greater customer loyalty.

At the same time, we are bringing an even greater focus to eliminating redundant operations, reducing expenses in all areas throughout the company, and fully integrating the loan systems of the mortgage companies acquired in 2000 and 2001.

1

Leveraging our realigned organization

CUSTOMERS ARE AT THE CENTER OF OUR FOCUS


CONSUMER GROUP
HOME LOANS
RETAIL BANKING
FINANCIAL SERVICES
CONSUMERS
COMMERCIAL CLIENTS
COMMERCIAL GROUP
MULTI-FAMILY LENDING
COMMERCIAL BANKING
COMMERCIAL REAL ESTATE
HOME BUILDER FINANCE
MORTGAGE BANKER FINANCE

Washington Mutual benefited from extraordinary mortgage volumes in 2002 and the first half of 2003, which allowed our company to accelerate growth of our national franchise while producing solid financial results. With the significant slowing in mortgage refinancing in the second half of 2003, we adjusted our business to adapt to the new realities of the changing environment to position the company for future success.

As part of our efforts to streamline our operations and position the company for even greater success in the future, we are committed to identifying and eliminating $1 billion in annualized noninterest expense by the second quarter of 2005. At the same time, we will continue to grow with plans for opening 250 new retail banking stores each year, attracting one million net new retail checking accounts annually and maintaining leadership positions in our key lending areas. Collectively, we expect our cost management efforts and growth initiatives to result in an increase of no more than 5 percent in noninterest expense in 2004.

As we progress in our cost management efforts, we are centering on two strategic areas:

Eliminating redundancy: We are intensely focused on managing our combined businesses in an integrated fashion. To this end, we are using the experience and methodologies we have built as an adept acquirer of other companies to drive efficiencies in our newly realigned organization.

Improving processes: We are instilling a discipline of operational excellence throughout the organization as we work toward becoming a low-cost provider in our industry. Our focus is on driving process efficiency and reducing cycle times to improve our operational performance and overall service levels.

We expect that as a result of these efforts, Washington Mutual will emerge as a stronger, leaner organization poised to deliver greater value to our customers and shareholders.

2

Driving **efficiencies**

BY PROMOTING A SUSTAINED CULTURE OF

COST LEADERSHIP

WE ARE CREATING A COMPETITIVE ADVANTAGE FOR WASHINGTON MUTUAL.

Delivering friendly, efficient customer service consistently across the business is essential to both Washington Mutual's brand identity and our overall success. We are building an operational excellence discipline based on proven, world-class programs used by other successful companies. At its core, operational excellence — OpEx — is a mindset of making data-driven decisions that simplify and streamline operations, increase speed of service and improve service delivered to customers.

OpEx is a discipline that is being applied to all areas of the company to achieve three primary objectives: improving the customer experience; increasing productivity by eliminating redundancy; and stimulating employee development through greater understanding of the operational processes that drive the businesses.

Applying the OpEx discipline, one of our consumer lending operations centers recently reduced its loan cycle time — the period it takes from the point of application to the funding of the loan — by 13 percent. The result is not only greater productivity but higher customer satisfaction. We plan to extend this success to our other consumer lending centers and our home lending business.

Employee development took center stage recently when about 3,000 line managers participated in a workshop that walked them through the OpEx discipline and how it can be applied to their day-to-day work. In addition, those managers developed some excellent ideas that will be reviewed as part of our companywide OpEx process.

Ultimately, OpEx results in lower-cost delivery of products and services, greater satisfaction and customer loyalty and engaged employees focused on continuously finding ways to do things better.

3

Improving operational excellence

OPERATIONAL EXCELLENCE IS NOT AN INITIATIVE. IT'S NOT A PROGRAM.
IT'S AN EVOLUTIONARY PROCESS. IT WILL HELP US

BECOME THE BEST

EACH AND EVERY DAY.

4

Improving our risk management

Our financial management team is focused on optimizing risk-adjusted returns on all asset classes. And we will continue to manage our capital to optimize risk-adjusted returns for our shareholders.

Our Enterprise Risk Management teams are focused on identification and control of credit, market (interest rate), operations, compliance, regulatory and reputational risks that arise in the normal course of business. Risk identification, measurement, control and remediation are core to these activities. One example of this process was a decision in December 2003 to sell our franchise lending portfolio and exit the business.

In November 2003 we announced the sale of Washington Mutual Finance Corporation, a transaction we completed in January 2004. Acquired in 1997 as part of our acquisition of Great Western Financial Corp., the consumer finance unit's mostly smaller-market geographic focus differed from Washington Mutual's strategy of targeting larger urban and suburban markets and also presented unique risk factors. In addition to lowering our credit risk, the sale allowed us to redeploy the capital to grow our core businesses.

Through our risk management assessment process we continue to balance risk and reward to optimize the overall profitability of the company in order to maximize shareholder value. In addition, we believe that our management of our mix of assets results in a lower credit risk profile than our large commercial banking competitors.

OUR OVERALL CREDIT RISK PROFILE IS LOWER THAN AT ANY TIME IN THE PAST THREE YEARS

HOME LOANS	57%
HOME EQUITY LOANS AND LINES OF CREDIT	16%
MULTI-FAMILY	12%
PURCHASED SPECIALTY MORTGAGE FINANCE	7%
OTHER REAL ESTATE	4%
COMMERCIAL BUSINESS	3%
CONSUMER	1%



Growing our national retail franchise is at the heart of achieving our vision. Companies that succeed in the long term do so by driving profitable growth while they reduce costs. Our mission remains the same: become the leading retailer of financial services to the broad middle market. Our goals include maximizing household growth and deepening customer relationships; delivering a superior customer experience; and driving efficiencies and operational excellence throughout the company.

To this end we will open 250 new stores in 2004 and introduce our retail banking model to new markets across the country; add one million net new retail checking accounts by continuing to emphasize our free checking product; increase our retail banking cross-sell ratio to more than 5.59 products and services per household; sustain our market leadership in our key lending areas of mortgages, home equity and multi-family lending; continue to build our national brand; and simplify operations, forge new innovative partnerships and achieve breakthrough levels of customer service and loyalty.

We are prepared to meet the challenges ahead. We will flexibly adapt our business to further our leadership positions for the long term, while keeping our customers at the very center of our focus. Our new organizational structure, aligned with consumers and commercial clients, is exactly the right model at this time in our company's history. We have a solid retail network in place for the continued growth of our national distribution network servicing middle-market consumers and a growing presence in select commercial businesses. And we will continue to build our national presence with an eye toward strengthening our franchise in urban and suburban markets throughout the country.

5

Growing our national retail franchise

STEP BY STEP, WE ARE BECOMING A COMPANY WITH NATIONAL DISTRIBUTION AND BRAND POWER, WELL POSITIONED TO CREATE

LONG-TERM VALUE

FOR SHAREHOLDERS.

Executive Committee



Kerry K. Killinger
Chairman, President and Chief Executive Officer



Thomas W. Casey
Executive Vice President and Chief Financial Officer



Craig J. Chapman
President, Commercial Group and Chief Administrative Officer



Fay L. Chapman
Senior Executive Vice President and General Counsel



Daryl D. David
Executive Vice President, Human Resources



Jeremy V. Gross
Executive Vice President and Chief Information Officer



William A. Longbrake
Vice Chair



Deanna W. Oppenheimer
President, Consumer Group



Craig E. Tall
Vice Chair, Corporate Development



James G. Vanasek
Executive Vice President and Chief Enterprise Risk Officer

Board of Directors

Kerry K. Killinger, 54
Director since 1988
Chairman, President and Chief Executive Officer, Washington Mutual, Inc.
Chair, Corporate Development Committee

Douglas P. Beighle, 71
Director since 1989
Retired Senior Vice President, The Boeing Company
Vice Chair, Audit Committee; Corporate Development Committee; Human Resources Committee

Anne V. Farrell, 68
Director since 1994
President Emeritus, The Seattle Foundation
Chair, Corporate Relations Committee

Stephen E. Frank, 62
Director since 1997
Retired Chairman, President and Chief Executive Officer, Southern California Edison Co.
Chair, Audit Committee; Corporate Development Committee; Finance Committee; Human Resources Committee

Phillip D. Matthews, 65
Director since 1998
Chairman, Worldwide Restaurant Concepts, Inc.
Audit Committee; Finance Committee; Governance Committee

Michael K. Murphy, 67
Director since 1985
Chairman, CPM Development Corporation
Chair, Finance Committee; Corporate Relations Committee

Margaret Osmer McQuade, 65
Director since 2002
President, Qualitas International
Corporate Relations Committee; Finance Committee; Governance Committee

Mary E. Pugh, 44
Director since 1999
President and Chief Executive Officer, Pugh Capital Management, Inc.
Corporate Relations Committee; Finance Committee

William G. Reed, Jr., 65
Director since 1970
Lead Independent Director, Safeco Corporation
Chair, Governance Committee; Audit Committee; Finance Committee

Elizabeth A. Sanders, 58
Director since 1998
Principal, The Sanders Partnership
Corporate Relations Committee; Governance Committee; Human Resources Committee

William D. Schulte, 71
Director since 1998
Retired Vice Chairman, KPMG LLP
Audit Committee; Finance Committee

James H. Stever, 60
Director since 1991
Retired Executive Vice President—Public Policy, U S WEST, Inc.
Chair, Human Resources Committee; Corporate Development Committee; Corporate Relations Committee; Governance Committee

Willis B. Wood, Jr., 69
Director since 1997
Retired Chairman and Chief Executive Officer, Pacific Enterprises
Audit Committee; Corporate Development Committee; Governance Committee; Human Resources Committee

Board Committee assignments noted become effective as of the April 2004 board meetings

Independent Auditors' Report

To the Board of Directors and Shareholders
Washington Mutual, Inc.

We have audited the consolidated statements of financial condition of Washington Mutual, Inc. and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and comprehensive income, and of cash flows for each of the three years in the period ended December 31, 2003. Such consolidated financial statements and our report thereon dated February 16, 2004, expressing an unqualified opinion and including explanatory paragraphs concerning the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, on January 1, 2002; SFAS No. 147, Acquisitions of Certain Financial Institutions, on October 1, 2002; and the restatement of the 2002 and 2001 financial statements contained therein (which are not included herein), are included in Part II of the Annual Report on Form 10-K of Washington Mutual, Inc. for the year ended December 31, 2003. The accompanying condensed consolidated statements of income and of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated statements of income and of financial condition in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated statements of financial condition as of December 31, 2003 and 2002, and the related condensed consolidated statements of income for each of the three years in the period ended December 31, 2003, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Deloitte & Touche LLP

Seattle, Washington
February 16, 2004

Condensed Consolidated Statements of Income

Dollars in millions, except per share amounts *Year Ended December 31,*	2003	(Restated)[1] 2002	(Restated)[1] 2001
Interest Income			
Loans held for sale	**$ 2,483**	$ 1,917	$ 1,203
Loans held in portfolio	**7,686**	8,675	9,449
Available-for-sale securities	**1,738**	2,951	3,560
Other interest and dividend income	**256**	312	259
Total interest income	**12,163**	13,855	14,471
Interest Expense			
Deposits	**2,165**	2,661	3,081
Borrowings	**2,369**	3,065	4,898
Total interest expense	**4,534**	5,726	7,979
Net interest income	**7,629**	8,129	6,492
Provision for loan and lease losses	**42**	404	426
Net interest income after provision for loan and lease losses	**7,587**	7,725	6,066
Noninterest Income			
Home loan mortgage banking income (expense):			
Loan servicing fees	**2,273**	2,237	1,375
Amortization of mortgage servicing rights	**(3,269)**	(2,616)	(1,054)
Mortgage servicing rights recovery (impairment)	**712**	(3,219)	(1,701)
Revaluation gain from derivatives	**338**	2,517	-
Net settlement income from certain interest-rate swaps	**543**	382	-
Gain from mortgage loans	**1,250**	1,375	936
Other home loan mortgage banking income, net	**127**	31	132
Total home loan mortgage banking income (expense)	**1,974**	707	(312)
Depositor and other retail banking fees	**1,818**	1,634	1,290
Securities fees and commissions	**395**	362	303
Insurance income	**188**	155	71
Portfolio loan related income	**439**	349	193
Gain from other available-for-sale securities	**676**	768	600
Gain (loss) on extinguishment of securities sold under agreements to repurchase	**(129)**	282	621
Other income	**489**	212	410
Total noninterest income	**5,850**	4,469	3,176
Noninterest Expense			
Compensation and benefits	**3,304**	2,813	1,829
Occupancy and equipment	**1,592**	1,136	776
Telecommunications and outsourced information services	**554**	507	436
Depositor and other retail banking losses	**201**	204	144
Amortization of goodwill	**–**	–	134
Amortization of other intangible assets	**61**	67	33
Advertising and promotion	**278**	234	176
Professional fees	**267**	201	189
Other expense	**1,151**	1,026	699
Total noninterest expense	**7,408**	6,188	4,416
Income from continuing operations before income taxes	**6,029**	6,006	4,826
Income taxes	**2,236**	2,217	1,783
Income from continuing operations, net of taxes	**3,793**	3,789	3,043
Discontinued Operations			
Income from discontinued operations	**137**	113	96
Income taxes	**50**	41	35
Income from discontinued operations, net of taxes	**87**	72	61
Net Income	**$ 3,880**	$ 3,861	$ 3,104
Net Income Attributable to Common Stock	**$ 3,880**	$ 3,856	$ 3,097
Basic earnings per common share:			
Income from continuing operations	**$ 4.20**	$ 4.01	$ 3.57
Income from discontinued operations, net	**0.09**	0.08	0.07
Net Income	**$ 4.29**	$ 4.09	$ 3.64
Diluted earnings per common share:			
Income from continuing operations	**$ 4.12**	$ 3.94	$ 3.51
Income from discontinued operations, net	**0.09**	0.08	0.07
Net Income	**$ 4.21**	$ 4.02	$ 3.58
Dividends declared per common share	**$ 1.40**	$ 1.06	$ 0.90
Basic weighted average number of common shares outstanding (in thousands)	**903,666**	943,905	850,245
Diluted weighted average number of common shares outstanding (in thousands)	**921,757**	960,152	864,658

Condensed Consolidated Statements of Financial Condition

Dollars in millions *December 31,*	2003	*(Restated)* *2002* [1]
Assets		
Cash and cash equivalents[2]	**$ 7,018**	$ 7,084
Federal funds sold and securities purchased under resale agreements	**19**	2,015
Available-for-sale securities, total amortized cost of $36,858 and $42,528:		
Mortgage-backed securities (including assets pledged of $3,642 and $6,570)	**10,695**	28,375
Investment securities (including assets pledged of $19,353 and $10,679)	**26,012**	15,530
Total available-for-sale securities	**36,707**	43,905
Loans held for sale	**20,343**	38,782
Loans held in portfolio	**175,644**	143,869
Allowance for loan and lease losses	**(1,250)**	(1,503)
Total loans held in portfolio, net of allowance for loan and lease losses	**174,394**	142,366
Investment in Federal Home Loan Banks	**3,462**	3,703
Mortgage servicing rights	**6,354**	5,341
Goodwill	**6,196**	6,213
Assets of discontinued operations	**4,184**	3,864
Other assets	**16,501**	14,952
Total assets	**$275,178**	$268,225
Liabilities		
Deposits:		
Noninterest-bearing deposits	**$ 29,968**	$ 37,515
Interest-bearing deposits	**123,213**	118,001
Total deposits	**153,181**	155,516
Federal funds purchased and commercial paper	**2,011**	507
Securities sold under agreements to repurchase	**28,333**	16,717
Advances from Federal Home Loan Banks	**48,330**	51,265
Other borrowings	**15,483**	14,712
Liabilities of discontinued operations	**3,578**	3,330
Other liabilities	**4,520**	6,117
Total liabilities	**255,436**	248,164
Stockholders' Equity		
Common stock, no par value:		
1,600,000,000 shares authorized, 880,985,764 and 944,046,787 shares issued and outstanding	**-**	-
Capital surplus — common stock	**3,682**	5,961
Accumulated other comprehensive (loss) income	**(524)**	175
Retained earnings	**16,584**	13,925
Total stockholders' equity	**19,742**	20,061
Total liabilities and stockholders' equity	**$275,178**	$268,225

1 During the fourth quarter of 2003, the Company concluded that the inclusion of certain components in the cash surrender value of its bank-owned life insurance policies was incorrect. The accounting policy the Company previously used resulted in the overstatement of the cash surrender value of the policies and, accordingly, other noninterest income. This restatement also decreased other assets, and correspondingly, retained earnings by $73 million and $38 million as of December 31, 2002 and 2001. The Company has corrected its accounting for all affected prior reporting periods.

On November 24, 2003, the Company announced a definitive agreement to sell its subsidiary, Washington Mutual Finance Corporation, with the sale being completed on January 9, 2004. Accordingly, Washington Mutual Finance is presented in this report as a discontinued operation with its results of operations segregated from the Company's results of continuing operations for all periods presented on the Condensed Consolidated Statements of Income, unless otherwise noted. Likewise, the assets and liabilities of Washington Mutual Finance have each been combined and presented as separate captions on the Condensed Consolidated Statements of Financial Condition.

2 Cash flows provided (used) by operating activities were $11.5 billion, ($0.1) billion and ($11.1) billion; cash flows from investing activities were ($17.9) billion, $16.7 billion and ($14.4) billion; and cash flows from financing activities were $6.3 billion, ($12.9) billion and $26.4 billion, for 2003, 2002 and 2001, respectively.

For the complete Consolidated Financial Statements and Notes thereto, please refer to the Washington Mutual, Inc. Annual Report on Form 10-K for the year ended December 31, 2003.

Corporate Information

Stock Listing

Washington Mutual common stock is listed on the New York Stock Exchange and trades under the ticker symbol WM.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held at 10:00 a.m. on April 20, 2004, in the S. Mark Taper Foundation Auditorium at Benaroya Hall, 200 University Street, Seattle, Washington.

Independent Auditors

Deloitte & Touche LLP

Annual Report on Form 10-K

The company's 2003 Annual Report on Form 10-K was filed with the Securities and Exchange Commission and is available at www.wamu.com. The company also will provide free of charge a copy of the 2003 Annual Report on Form 10-K (without exhibits) upon written request to:

Washington Mutual, Inc.
Investor Relations
1201 Third Avenue, WMT2140
Seattle, Washington 98101

Direct Stock Purchase Plan

The Investor Services Program for Washington Mutual, Inc. provides shareholders and new investors with a convenient way to purchase common shares through cash contributions and reinvestment of dividends. The program is sponsored and administered by Mellon Bank, N.A., the company's stock transfer agent.

For complete information and an enrollment form, contact Mellon Investor Services at (800) 234-5835 or visit them online at www.melloninvestor.com.

Transfer Agent and Registrar

Mellon Investor Services LLP
P.O. Box 3315
South Hackensack, NJ 07606
(800) 234-5835
www.melloninvestor.com

For Registered or Certified Mail:
85 Challenger Road
Ridgefield Park, NJ 07660

Investor Relations

Washington Mutual, Inc.
Investor Relations
1201 Third Avenue, WMT2140
Seattle, WA 98101
(206) 461-3187
www.wamu.com/ir

For general shareholder inquiries, contact Iris Glaze, manager of shareholder services, at (206) 461-4744.

Analysts, portfolio managers and other investors seeking additional information about the company should contact JoAnn DeGrande, manager of investor relations, at (206) 461-3186, or Ruthanne King, senior financial analyst, at (206) 461-6421.

Design: Methodologie   Printing: ColorGraphics   Photography: Keith Brofsky, Scott Areman, Moya Fotografx, Jennifer Altman, Chris Conroy.

Forward-Looking Statements

In this summary annual report we make forward-looking statements about our expectations or predictions of future conditions, events or results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may." They are not guarantees of future performance. These statements are subject to risks and uncertainties. A number of factors—many of which are beyond our control—could cause actual conditions, events or results to differ significantly from those in our forward-looking statements. Some of these factors are: general business and economic conditions may significantly affect our earnings; if we are unable to effectively manage the volatility of our mortgage banking business, our earnings could be adversely affected; if we are unable to fully realize the operational and systems efficiencies sought to be achieved from our recently announced business segment realignment, our earnings could be adversely affected; we face competition for loans and deposits from banking and nonbanking companies and national mortgage companies; and changes in the regulation of financial services companies and housing government-sponsored enterprises could adversely affect our business. We discuss these and other factors that could cause results to differ from those in our forward-looking statements in "Factors That May Affect Future Results" in our 2003 Annual Report on Form 10-K. There are other factors not described in the report that could cause results to differ.

Washington Mutual, Inc.
1201 Third Avenue
Seattle, Washington 98101
(206) 461-2000
www.wamu.com